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                                                             EXHIBIT (a)(5)(vii)

FOR IMMEDIATE RELEASE

Contact: John Beals
Senior Vice President, Finance and Treasurer
(508) 588-1220

                      THE FIRST YEARS INC. ANNOUNCES FINAL
                           RESULTS OF ITS TENDER OFFER

AVON, MASSACHUSETTS, DECEMBER 28, 2001 - The First Years Inc. (Nasdaq:KIDD) today announced the final results of its modified Dutch auction tender offer, which expired at midnight on December 20, 2001. A total of 1,014,498 shares of The First Years' common stock were properly tendered and not withdrawn at prices at or below $12.65 per share. The First Years will purchase all of the shares tendered at a purchase price of $12.65 per share or an aggregate purchase price of $12,833,399.70. Payment for the shares purchased will be made promptly through EquiServe Trust Company, N.A., the depositary for the tender offer.

The 1,014,498 shares being purchased by The First Years represent approximately 11% of the 9,188,365 shares outstanding prior to the commencement of the offer. As a result of the completion of the tender offer and immediately following payment for the tendered shares, The First Years will have approximately 8,173,867 shares of common stock issued and outstanding. The company may, in the future, purchase additional shares of its common stock pursuant to its discretionary stock repurchase program.

The First Years commenced the tender offer on November 21, 2001, when it offered to purchase up to 900,000 shares of its common stock at a price between $10.65 and $12.65 per share net to the seller in cash, without interest. As permitted under the securities laws, The First Years has chosen to purchase the additional shares properly tendered, which shares represent less than 2% of its outstanding common stock, without proration.

The Dealer Manager for the tender offer was A.G. Edwards & Sons, Inc. and the Information Agent was D.F. King & Co., Inc.


ABOUT THE FIRST YEARS

The First Years Inc. is a leading international marketer of feeding, soothing, play and care products for infants and toddlers. The Company's distinctive brands include: "The First Years," licenses from the Walt Disney Company and "Sesame Street," licensed from the Sesame Workshop.